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                                October 28, 2005

Via EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC  20549

Attention:  Ms. Christina DiAngelo

                  Re:      The Olstein Funds (the "Trust")
                           File No. 811-09038

Dear Ms. DiAngelo:

     On  behalf  of the  above-referenced  Trust  and its  series,  the  Olstein
Financial  Alert  Fund (the  "Fund"),  following  are the  responses  to the SEC staff's comments conveyed with regard to Post-Effective  Amendment Nos. 16/17 to the Trust's Registration Statement on Form N-1A (the "Amendment"). The Amendment
was filed with the SEC on August 29, 2005 pursuant to Rule  485(a)(1)  under the
Securities  Act of 1933  ("1933  Act") in order to  comply  with new  disclosure obligations  required  by the SEC.  Each  staff  comment  is  summarized  below, followed by the Trust's response to the comment. Capitalized terms not otherwise defined in this letter have the meanings assigned to them in the Amendment.

Prospectus

1.   Comment.  The Fund's primary investment objective is disclosed on the front cover page. Please include the Fund's secondary  objective of income on the front cover page as well.

     Response.  The Fund's  secondary  objective of income has been added to the disclosure on the front cover page of the Prospectus.

2.   Comment.  Please  clarify  that the  description  of the Fund's  investment approach on the front cover page is consistent  with the description in the
     Investment Objectives section.

     Response.  The Fund  believes that the  descriptions  were  consistent  and simply used different language to describe the Fund's investment  approach.
     In order to avoid the possibility of confusion, the disclosure on the cover page  has  been  revised  so  that  the  descriptions  in both  places  are consistent.

3.   Comment.  Please clarify that the performance reflected in the bar chart is that of the Class C shares of the Fund.

     Response.  The introductory  paragraph has been revised to clarify that the bar chart only reflects the performance of Class C shares of the Fund.

4.   Comment. In the Portfolio Turnover section,  the final sentence states that high  portfolio  turnover  might  involve  "adverse  tax  effects."  Please describe some of the adverse tax effects that could potentially result from high portfolio turnover.

     Response.  The  disclosure  has been  revised to clarify  that  adverse tax effects,  such as increased  capital gains tax rates,  may result from high portfolio  turnover and that such effects may have a negative  impact on an investment in the Fund.

5.   Comment. In the introductory  paragraph to the Financial Highlights section of the  Prospectus,  please  include a sentence  indicating  that the total returns in the table  represent the rate that an investor would have earned
     (or  lost) on an  investment  in the  Fund  (assuming  reinvestment  of all dividends and distributions).

     Response. The requested disclosure has been added.

6.   Comment.  Please  consider  expanding the  disclosure  regarding fair value pricing to include an explanation  that the use of fair value pricing could result in the Fund  pricing a  portfolio  security  differently  than other funds that hold the same security.

     Response. The requested disclosure has been added.

7.   Comment.  Please consider  expanding the disclosure with respect to pricing of the Fund's portfolio securities to include a discussion of how each type of security in the portfolio is valued.

     Response.  Additional  disclosure  has been  added  to  explain  that:  (i)
     short-term  investments  with  maturities of 60 days or less at the time of purchase are valued at amortized  cost,  which  approximates  market value, unless the Fund's Board of Trustees determines that this does not represent fair value;  and (ii) lacking any sales,  over-the-counter  securities  are valued at the mean between the closing bid and ask price.

8.   Comment.  In the Frequent  Trading of Fund Shares section,  please consider the following  additions to the  disclosure:  (i) a statement that the Fund does  not  accommodate  short-term  trading;  (ii)  a  description  of  the limitations on short-term  trading,  if any; and (iii) a description of the means by which the adviser and/or its agents  monitors  trades and flows of money into and out of the Fund.

     Response.  Disclosure  addressing  each of these  points  has been added as requested.

9.   Comment.  In the Dividends,  Capital Gains Distributions and Taxes section, please consider including disclosure  explaining that the capital gains tax rates  will be  different  based on how  long the Fund has held  particular investments.

     Response. The following sentence has been added:

          Capital gains tax rates will vary  depending on the length of time the
          Fund holds its assets.

Statement of Additional Information ("SAI")

10.  Comment.  In the table  describing  the  Trustees and Officers of the Fund, please include a footnote addressing the terms of office of the Trustees.

     Response. The following footnote has been added:

          "Each Trustee holds office for an indefinite term."

11.  Comment.  In  the  Distribution  (12b-1)  Plans  section,  please  consider
     including   disclosure   that  clarifies  that  the  Fund's   distributor's
     compensation  under  the  Fund's  12b-1  Plans is not tied  exclusively  to distribution or shareholder  servicing  expenses  actually  incurred by the distributor or others.

     Response. The following sentence,  which already appears in the Prospectus, has been included in the SAI:

          Payments under the 12b-1 Plan are not tied exclusively to distribution or shareholder servicing expenses actually incurred by the distributor or  others,  and the  payments  may  exceed or be less than the amount expenses actually incurred.

12.  Comment.  In the Disclosure of Portfolio Holdings section,  please consider including the following  disclosure:  (i) more specific language  regarding the persons or entities to which the information  will be released;  (ii) a description  of the Board's  procedures  for  oversight of the  disclosure;
     (iii) a description of what constitutes a "legitimate  business purpose" as that term is used in paragraph  three;  and (iv) a  description  of ongoing arrangements to release holdings information to service providers.

     Response. In response to this comment, we have revised and supplemented the disclosure to address  monitoring,  reporting and Board  oversight,  and we clarified the Fund's practice of publicly disclosing holdings  information.
     We did not further define "legitimate business purpose" because that phrase in this context does not lend itself to a limiting definition. Finally, our list  of  service  providers  that  may  receive  holdings  information  is accurate.  Other typical  recipients,  such as ratings  agencies,  will not receive holdings information until after it is publicly disclosed.

13.  Comment.  Please include  descriptions of the other accounts managed by the portfolio  managers,  the asset levels in those accounts and whether any of those accounts charge performance fees.

     Response. The following disclosure has been added:

          In addition to the Fund,  Messrs.  Olstein and Reidy  manage one other registered  investment  company with total assets of $21,809,853 as of
          June 30, 2005. The other registered investment company does not charge a performance-based advisory fee.

     In connection  with the Trust's  response to the SEC staff  comments on the
Amendment, as requested by the staff, the Trust acknowledges that: (i) the Trust is  responsible  for the adequacy and accuracy of the  disclosure in the Trust's filings;  (ii) staff  comments  or changes to  disclosure  in  response to staff comments in the  filings  reviewed  by the staff do not  foreclose  the SEC from taking any action with respect to the filing;  and (iii) the Fund may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

     Please  do not  hesitate  to  contact  me  (215)  564-8198  if you have any questions or wish to discuss any of the responses presented above.

                                                    Very truly yours,

                                                    /s/ Michael P. O'Hare
                                                    Michael P. O'Hare

MPO/tcm

cc:    Michael Luper
       James B. Kimmel

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